UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 0-21036
                                                          ----------------------
                                                          Commission File Number

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K and Form 10-KSB  |_| Form 20-F  |_| Form 11-K
             |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

            For Period Ended: June 30, 1999
                              -------------
            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:
                                            ---------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------
PART I - Registrant Information

      BLIMPIE INTERNATIONAL, INC.
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Full Name of Registrant


- --------------------------------------------------------------------------------
Former Name if Applicable

      740 Broadway
- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

      New York, NY  10003
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City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not Te eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


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

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

See Attached

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Brian D. Lane                  (770)            984-2707
      ------------------------------------  --------------- --------------------
                      (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached

                          BLIMPIE INTERNATIONAL, INC.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 29, 1999             By: /s/ Brian D. Lane
     ------------------------------      --------------------------------------
                                         Brian D. Lane, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and


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

      Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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

                            ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

      Due to a recent change in the registrant's computer system, which delayed the registrant's ability to close its books, the Form 10-K could not be completed within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION - Item 3

      Registrant believes that it will report aggregate revenues for fiscal year 1999 of $33,074,000, compared to $37,107,000 for the prior year, and it believes that it will report net income for fiscal year 1999 of $1,402,000, or $0.15 per share, compared to $2,444,000 or $0.26 per share for fiscal year 1998.

      Registrant further believes that the significant components of such aggregate revenues will be reported as follows: (a) a 9.3% increase in revenues from continuing fees, which increased to $18,958,000 for fiscal year 1999, compared to $17,343,000 for fiscal year 1998; (b) a 19.6% decrease in revenues from subfranchisor fees, master license fees and sale of franchises, which decreased to $4,004,000 for fiscal year 1999, compared to $4,983,000 for the prior year; and (c) a 35.1% decrease in store equipment sales for fiscal year 1999 to $9,328,000, compared to $14,374,000 for the prior year.

      If Registrant reports the foregoing expenses in the manner set forth above, the significant components of such expenses will be reported as follows:
(a) a 5.1% increase in subfranchisors' share of franchise and continuing fees, which increased to $11,753,000 in fiscal year 1999, compared to $11,188,000 for the prior year; (b) a 33.3% decrease in store equipment cost of sales, which decreased to $8,137,000 in fiscal year 1999, compared to $12,192,000 for the prior year; and (c) a 7.7% increase in selling, general and administrative expenses, which increased to $11,473,000 in fiscal year 1999, compared to $10,649,000 for the prior year.

      If the foregoing changes in its results of operations are reported as set forth above, Registrant will disclose that the main reasons for such changes were due to (a) lower revenues caused by decreased store openings, which negatively impacted both franchise fees and store equipment sales; (b) an increased percentage of new concept store openings, which are associated with a lower franchise fee and a less expensive equipment package than traditional stores; and (c) an increase in selling, general and administrative expenses due to (i) greater investments during the year in launching Registrant's three new brands, which include Maui Tacos, Pasta Central and Smoothie Island; and (ii) the write off of certain assets for which management estimated the costs would not be recovered.

      Registrant's uncertainty as to whether it will be reporting its revenues and expenses in the manner set forth above has resulted from its inability to resolve to its satisfaction certain questions regarding the appropriate income and expense recognition treatment to be accorded to the revenues that it derives pursuant to its subfranchise agreements and certain indirect costs related thereto.


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